INVEST IN **ARCUM PARTNERS**

Losing clients sucks. Eliminating a $10B annual problem for payments companies.

PITCH VIDEO INVESTOR PANEL


ARCUM
PARTNERS

arcumpartners.com Atlanta GA

Technology | Fin Tech | Payments | Finance | B2B

LEAD INVESTOR

Maxim Istomin

I invest in Arcum Partners for three reasons. 1. I think the idea is incredible and it has huge potential. There were little to no attempts to do something like this before because there were no parties interested in pursuing this endeavor. 2. The Arcum algorithm already works and they already have data from many payment processors to further improve the algorithms. 3. I personally know the team and I think that their skill sets are a perfect fit to get this project off the ground.

Invested $22,500 this round

Highlights

1. 80% of customers that are identified by our algorithm end up leaving 7 months later
2. Strong core team with over 40 years of combined experience in payments and data analytics
3. Opportunity to be the leader on the ground floor of the Customer Attrition Prediction market
4. Post revenue and launched MVP, servicing four clients and one partnership
5. Over 150k unique merchants analyzed to date and projected to double by Q1 2022 (not guaranteed)

5. Over 150k unique merchants analyzed to date and projected to double by Q1 2022 (not guaranteed)

6. Over $140B in sales volume analyzed and 800M transactions analyzed to date

Our Team



Sebastian Builes Co-Founder & CEO

Sebastian received his Master's in Applied Economics from Florida State University. He worked as a consultant at an economics firm and was part of the finance team at EVO Payments where he oversaw a portfolio of over 500k merchants worldwide.

This idea came after working in the publication industry and seeing how subscriber churn is handled there. Shortly after joining one of the largest payments processor I realized that the same methodology could be used to save merchants at risk of switching providers.



Tad Zhang Co-Founder & COO

Tad Received his Master's in Actuarial Science and Mathematical Risk Management from Georgia State University. His 9 years of data science experience include building machine learning models to help fortune 500 companies combat fraud.



Mikhail Dmitriev Chief Economist

Mike Received his PhD in Economics from Boston College. He is currently an assistant professor at Florida State University and specializes in Macroeconomics, International Macroeconomics, and AI/Machine Learning Methods in Economics.



Hope Wofford CFO



Hope received her Master's in finance from Georgia State University. She has over ten years of experience in accounting and finance with both large and small companies.

The Story of Arcum

Arcum Partners began when two former colleagues working on helping newspapers reduce subscriber churn stumbled upon the payments industry. Both Sebastian and Tad had worked with tremendous amounts of data, but had never experienced the rich quality of payments data. By working with some of the largest organizations in the payments world, they became deeply knowledgeable in all aspects of the payments process, including their problems.

Shortly after landing their first pilot client, they reached out to Mikhail Dmitriev, PhD, an assistant professor of macroeconomics at Florida State University to come in as an advisor. Mike's advisory role quickly expanded, and just a couple of months later, he was helping the team code the first retention algorithm.

A short year later after the team got together, they have analyzed over 200k unique merchants across five different payment companies, and created an algorithm capable of identifying clients at risk of leaving up to 7 months in advance with 80% accuracy.


ARCUM
PARTNERS
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ARCUM
PARTNERS

Arcum Partners

Strengthening Merchant Relationships Through Data

The Problem: Reactive Retention

One of the biggest problems we identified in the payments industry was customer attrition. in fact, 1 out of every 5 clients is expected to leave their payments provider every year (Goldman Sachs). In terms of sales volume, attrition costs the industry, roughly $1 out of every $10 processed (TSG). This problem is largely due to the fact that the industry still relies on reactive retention campaigns.

Problems with Reactive Retention:

1) Difficult to know when a client is unhappy

2) Cost the company money as a result of inefficiencies

3) Employees get blamed for clients lost

4) Customers receive "discounts" or "perks" only after they have decided to leave

Market Size: A $10-$25 billion annual problem

According to Statista, there is roughly $7 trillion dollars in sales volume from credit cards every year. Since 10% of all the processing volume is expected to attrite annually, this means that about $700 billion in sales volume is lost from customer leaving. In terms of revenue, payments companies charge between 1.5%-3.5% (not accounting for card not present transactions) of all sales volume they process, meaning that between $10-$25 billion is lost every year when customers leave.


Attrition in Payments
1 out of 5 clients are expected to leave every year
$1 out of every $10 processed
*Sourced from The Strawhecker Group's Acquiring Industry Metrics (AIM) Analytics Platform comprised of over 3.7 million merchants.
© Copyright: 2020. The Strawhecker Group *.


Reactive Retention
!@#$


Total Addressable Market
$7T Total U.S. Card Volume
~$700B U.S. Card Volume at Risk
~$10B-$25B Revenue at Risk
Source: Statista (2019)


Total Addressable Market
$10-$25 Billion

Solution: Proactive Retention

In order to solve this problem, we developed a machine learning model capable of identifying customers that will leave and the reasons why. That way our clients can develop proactive retention strategies for their customers.

In our most recent case study, we identified 40 accounts in one month out of a 2k merchant portfolio. 7 months later, 80% of the customers identified by our model had left our client. By identifying customers that will leave in the future and the reasons why, we provide the necessary tools for our clients to develop proactive retention campaigns that actually work.


Proactive Retention
Service
Product
Pricing
Agent/Partner
Economy
Know **who** and **why** a client may leave. **Before** they do.


The Future of Retention Relies on Data
$
ARCUM
PARTNERS


Over 40 years of analytics and payments experience
Team
Board of Advisors
Fred Joachim
Ekta Iyer
Jeffrey Vales
Stream
ALLIANCE
WELLS FARGO
Frank Pagano
Matt Tarkenton
Erick Bzovi
VizyPay
TARKENTON FINANCIAL
HealPay
Sebastian Builes
Chief Executive Officer
Tad Zhang
Chief Operating Officer
Dr. Mikhail Dmitriev
Chief Economist
Hope Wofford
Chief Financial Officer
Ray Modad
Chief Investment Officer
Jesus DeLintt
Business Development Analyst
Experience
fiserv.
feedzai
PHUND
HealPay

Arcum Partners Pilot

	Arcum Predicted Merchants (March 2021)	Merchants Attrited (April - July 2021)	Merchants Attrited (Aug - Oct 2021)	Total Merchants Correctly Predicted
Count	40	21	11	32
% Total	100%	53%	27%	80%

80% of predicted customers left **7 months** later

"Working with Arcum is like having a crystal ball. By knowing who and why someone will leave, we can work on improving our client experience and find solutions to problems before they get out of hand."


FORTY UNDER 40
Universal PROCESSING

Bufan Yang
Chief Operating Officer

Go to Market Strategy

Partnerships

Payments Expert. Powerful Data — THE STRAWHECKER GROUP
FEENAVIGATOR
IRIS CRM

Direct Relationship

SECURE BANCARD, LLC
Universal PROCESSING
ALLIANCE BANCARD SYSTEMS
VizyPay

Total Merchants

5M — Wholesale Pricing — $2 Per Merchant Per Year

30K — Retail Pricing — $5 Per Merchant Per Year

Competitors

bitwise
womply
cardconnect.

Arcum Partners Traction


Total Number of Merchants Analyzed
256K
Number of Merchants in Thousands
4
78
256
1,024 (Projected)
2,049 (Projected)
5,122 (Projected)
2019
2020
2021
2022
2023
2024
Year
Transactions Anlyzed
865M
Number of Transactions in Millions
32
152
865
1,298 (Projected)
2,596 (Projected)
6,491 (Projected)
Sales Volume analyzed
$161B
Sales Volume in Billions $s
$1
$9
$161
$241 (Projected)
$482 (Projected)
$1,206

Forward-looking projections cannot be guaranteed.

If we can solve customer attrition in the payments industry, imagine where else we can apply our proprietary solution.

YouTubeTV
Spotify
xfinity
Universal PROCESSING
First Data
TSYS
ALLIANCE BANCARD SYSTEMS
Elavon
EVO
SECURE BANCARD, LLC
VizyPay
globalpayments
Music
NETFLIX
T Mobile

THANK YOU!

ARCUM PARTNERS

Strengthening Merchant Relationships Through Data

Contact:
Sebastian Builes, CEO
sebastian@arcumpartners.com
(678) 328-0003
www.arcumpartners.com

Appendix I:
Model Drivers



Demographic
Profitability
Pricing
Economy

By implementing time series analysis, a predictive analytics model is developed

The model assigns a probability of leaving to each merchant in the portfolio

The model is driven by a set of inputs obtained from the acquirer's database and proprietary data sets

Appendix II:
Product: ArcumX "As simple as 1,2,3"

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Strengthening Merchant Relationships Through Data

1

Instant portfolio insights



2

Download merchants at risk



3

https://www.youtube.com/watch?v=MOCTOLYn8n4&t=1s